UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q

[X] **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE QUARTERLY PERIOD ENDED December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number 000-53309

RIVERDALE MINING INC.
(Exact name of registrant as specified in its charter)

NEVADA   **68-0672900**
(State or other jurisdiction of incorporation or organization)   *(IRS Employer Identification No.)*

20 Carl Crescent
Toronto, Ontario
Canada M1W 3R2
(Address of principal executive offices, including zip code.)

1-877-536-0333
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [X] No [   ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer [ ] **Accelerated filer** [ ]
Non-accelerated filer [ ] **Smaller reporting company [X]**
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES [X]   NO [ ]**

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 7,000,000 as of February 22, 2011.

RIVERDALE MINING INC.

FORM 10-Q
December 31, 2010
INDEX

PART I-- FINANCIAL INFORMATION

Item 1.   Financial Statements (Unaudited)
Item 2.   Management's Discussion and Analysis of Financial Condition
Item 3   Quantitative and Qualitative Disclosures About Market Risk
Item 4T.   Control and Procedures

PART II-- OTHER INFORMATION

Item 1   Legal Proceedings
Item 1A   Risk Factors
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.   Defaults Upon Senior Securities
Item 4.   Removed and Reserved
Item 5.   Other Information
Item 6.   Exhibits

SIGNATURE

EXHIBIT INDEX

**PART I – Financial Information**

ITEM 1.   FINANCIAL STATEMENTS

Riverdale Mining Inc.
(An Exploration Stage Company)

December 31, 2010

Condensed Balance Sheets (unaudited)	F-1
Condensed Statements of Expenses (unaudited)	F-2
Condensed Statements of Cash Flows (unaudited)	F-3
Notes to (unaudited) Condensed Financial Statements	F-4

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
CONDENSED BALANCE SHEETS
(Unaudited)

ASSETS		December 31, 2010		March 31, 2010
CURRENT ASSETS				
Cash	$	5,358	$	128
TOTAL ASSETS	$	5,358	$	128

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES				
Note payable	$	25,000	$	-
Accounts payable		16,096		10,705
Due to related party		9,980		3,701
TOTAL LIABILITIES		51,076		14,406
STOCKHOLDERS' DEFICIT				
Preferred Stock, 100,000,000 shares authorized, $0.00001 par value. No shares are issued and outstanding		-		-
Common stock, 100,000,000 shares authorized, $0.00001 par value; 7,000,000 shares issued and outstanding		70		70
Additional paid-in capital		199,980		199,980
Deficit accumulated during exploration stage		(245,768)		(214,328)
TOTAL STOCKHOLDERS' DEFICIT		(45,718)		(14,278)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	5,358	$	128

See accompanying condensed notes to interim unaudited condensed financial statements.

RIVERDALE MINING INC.
(An Exploration Stage Company)
CONDENSED STATEMENTS OF EXPENSES
(Unaudited)

	Three Months Ended		Nine Months Ended		For the period From March 30, 2007 (Inception) Through
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010
COSTS AND EXPENSES					
Consulting fees	$ 4,959	$ 6,495	$ 15,691	$ 23,040	$ 106,673
Legal & accounting	3,500	3,000	8,500	12,000	72,582
Exploration	-	-	-	-	14,000
General & administrative	3,344	1,106	7,249	8,723	52,513
NET LOSS	$ (11,803)	$ (10,601)	(31,440)	$ (43,763)	(245,768)
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)	N/A
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING- BASIC AND DILUTED	7,000,000	7,000,000	7,000,000	7,000,000	N/A

See accompanying condensed notes to interim unaudited condensed financial statements.

F-2

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended December 31, 2010		For the Nine Months Ended December 31, 2009		For the period from March 30, 2007 (Inception) through December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$ (31,440)	$	(43,763)	$	(245,768)
Adjustments to reconcile net loss to net cash used in operating activities:					
Increase in accounts payable	5,391		500		16,096
Net cash used in operating activities	(26,049)		(43,263)		(229,672)
CASH FLOWS FROM INVESTING ACTIVITIES	-		-		-
CASH FLOWS FROM FINANCING ACTIVITIES					
Net advances from (repayments to) related party	6,279		(1,066)		9,980
Proceeds from sale of common stock	-		-		200,050
Proceeds from note payable	25,000		-		25,000
Net cash provided by financing activities	31,279		(1,066)		235,030
Change in cash	5,230		(44,329)		5,358
Cash, beginning of period	$ 128	$	52,941	$	-
Cash, end of period	$ 5,358	$	8,612	$	5,358
SUPPLEMENTAL CASHFLOW DISCLOSURES					
Interest paid	$ -	$	-	$	-
Income taxes paid	$ -	$	-	$	-

See accompanying condensed notes to interim unaudited condensed financial statements.

F-3

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONDENSEDFINANCIAL STATEMENTS
(Unaudited)

NOTE 1. - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Riverdale Mining Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Riverdale's Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which substantially duplicate the disclosure contained in the audited financial statements for fiscal 2010 as reported in the Form 10-K have been omitted.

NOTE 2. - GOING CONCERN

From March 30, 2007 (date of inception) to December 31, 2010, Riverdale Mining has not generated revenues and has accumulated losses since inception. The continuation of Riverdale Mining as a going concern is dependent upon the continued financial support from its shareholders, the ability of Riverdale Mining to obtain necessary equity financing to continue operations, and the attainment of profitable operations. There is no guarantee that Riverdale Mining will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Riverdale Mining's ability to continue as a going concern.

NOTE 3. – RELATED PARTY TRANSACTIONS

As of the quarter ended December 31, 2010, Riverdale Mining Inc's President advanced the Company a total of $9,980. The loan is unsecured, bears no interest and is due on demand.

NOTE 4 – NOTE PAYABLE

On November 1, 2010, Riverdale borrowed $25,000 from CRG Finance. The note bears 10% interest and is due on demand.

NOTE 5 - SUBSEQUENT EVENTS

 On January 31, 2011, the Company was unaware of its mineral title renew and inadvertently did not renew the Sheelagh Creek Gold mining claim in time. The claim was automatically forfeited and was re-staked by Speebo Inc. On February 15, 2011, Speebo Inc. agreed to resell the claim to the Company for $2,500, which was paid on February 15, 2011. The Sheelagh Creek Gold mining claim is held in the name of the Company's president, Vladimir Vaskevich. A copy of the bill of sale is filed hereto as Exhibit 10.1.

F-4

NOTE 5 - SUBSEQUENT EVENTS (continued)

On February 8, 2011, the Company arranged to borrow another $25,000 from CRG Finance AG. The loan is due upon demand and compounds interest at 10.0% per annum. As of February 15, 2011, the Company has received $15,000 of the total $25,000 loan. A copy of the loan agreement is filed hereto as Exhibit 10.2.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

This section of this quarterly report on Form 10-Q includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach this point.

Estimates and Assumptions

In the preparation of our financial statements, no estimates have been used since there is insufficient historical information in which to base such estimates.

Trends Affecting Our Business

We do not recognize any trends which will affect our business. While it appears that we are in a world-wide recession, the demand for mineralized materials remains constant in good or bad economical cycles.

Plan of Operation for the Next Twelve Months

On July 15, 2010, we purchased the Sheelagh Creek Gold mining claim for $5,000. The property is registered in our president's name.

On January 31, 2010, we were unaware that our mineral title needed to be renewed and inadvertently did not renew the Sheelagh Creek Gold mining claim in time. The claim was automatically forfeited and was re-staked by Speebo Inc. On February 15, 2011, Speebo Inc. agreed to resell the claim to us for $2,500. The $2,500 was paid on February 15, 2011 and the Sheelagh Creek Gold mining claim is held in the name of our president, Vladimir Vaskevich. A copy of the bill of sale is filed hereto as Exhibit 10.1.

Geological Information:

The Sheelagh Creek showing is located on the east wall of a small intermittent stream draining from the north into Sheelagh Creek within the Eskay Creek region of Northwestern British Columbia The showing consists of a 2.5 (8.2 feet) to 3.5-metre (11.5 feet) wide quartz vein striking approximately 045 degrees and dipping about 75 degrees to the northwest. It is traceable over 8 metres (26.25 feet) before it disappears under the surrounding overburden.

Mineralization consists of disseminated to semi massive pods of pyrite. Three one-metre rock chip samples were taken across the face of vein and produced assay results of 15.77 grams per tonne gold and 41.83 grams per tonne silver over 3.0 meters. A selected grab sample returned values of 61.37 grams per tonne gold and 109.4 grams per tonne silver.

Plan of Operations:

A helicopter supported geological mapping and sampling program in combination with a micro-grid soil geochemical survey is recommended. The objective of this work is to locate and sample the exposed vein and locate the potentional extensions of the vein (which are covered by overburden) utilizing the geochemical (soil sampling) survey. As helicopter support is required for this work the estimated cost of the program is $10,000 to $12,000.

On August 4, 2010, we allowed our previous mining claims, Rainy Day #1, 2, and 3, (tenure numbers 403434, 403435, 533578) to be forfeited. We completed our exploration program and the sample evaluations indicated that there was minimal mineralized material on the property and it was not economically feasible to continue with the claims.

Results of Operations

Period Ended December 31, 2009 Compared to Period Ended December 31, 2010

1. Revenue and Operating Expenses

We did not generate any revenue during the period ended December 31, 2010, which remained unchanged from the period ended December 31, 2009. The reason we have not generated any revenue is because we are still in the exploration stage.

Consulting fee decreased by $1,536 or 24% from $6,495 for the period ended December 31, 2009 to $4,959 for the period ended December 31, 2010. The reason for the decrease was the result of decreased consultants needed for our OTCBB listing.

Other administrative and general expenses increased by $2,238 or 33% from $1,106 for the period ended December 31, 2009 to $3,344 for the period ended December 31, 2010. The increase was primarily due to an increase in telephone and office supply expenses.

2. Assets and Liabilities

Cash and cash equivalents were $5,358 at December 31, 2010 as compared to $128 at March 31, 2010. The reason for the decrease was the result of pay consulting, legal and accounting fees needed to maintain our reporting requirements.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Future equity financing could result in additional dilution to existing shareholders.

Liquidity and Capital Resources

From March 30, 2007 (date of inception) to December 31, 2010, Riverdale Mining has not generated revenues and has accumulated losses since inception. The continuation of Riverdale Mining as a going concern is dependent upon the continued financial support from its shareholders, the ability of Riverdale Mining to obtain necessary equity financing to continue operations, and the attainment of profitable operations. There is no guarantee that Riverdale Mining will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Riverdale Mining's ability to continue as a going concern

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We have the right to explore one property which consists of one claim comprising a total of 179 acres. The property is registered in our president's name.

On January 31, 2010, we were unaware that our mineral title needed to be renewed and inadvertently did not renew the Sheelagh Creek Gold mining claim in time. The claim was automatically forfeited and was re-staked by Speebo Inc. On February 15, 2011, Speebo Inc. agreed to resell the claim to us for $2,500. The $2,500 was paid on February 15, 2011 and the Sheelagh Creek Gold mining claim is held in the name of our president, Vladimir Vaskevich. A copy of the bill of sale is filed hereto as Exhibit 10.1.

On February 8, 2011, we entered into a loan agreement with CRG Finance AG whereby CRG Finance AG loaned us $25,000. The loan is due upon demand and compounds interest at 10.0% per annum, based on a 365 day calendar year. As of February 15, 2011, we have received $15,000 of the total $25,000 loan. A copy of the loan agreement is filed hereto as Exhibit 10.2.

Since inception, we have issued 7,000,000 shares of our common stock and received $200,050.

In March 2007, we issued 5,000,000 shares of common stock to our officers and directors pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The purchase price of the shares was $50. This was accounted for as an acquisition of shares.

In December 2007, we completed our public offering by raising $200,000 and issued 2,000,000 shares of common stock.

As of December 31, 2010, our total assets were $5,358 consisting entirely of cash and our total liabilities were $51,076.

During the quarter ended December 31, 2010, Riverdale Mining repaid its' president $10,000 for loans he made to the Company for operating expenses.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 4T.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our Disclosure Controls were effective as of the end of the period covered by this report.

Changes in Internal Controls

We have also evaluated our internal control for financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART II. OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

Currently we are not aware of any litigation pending or threatened by or against the Company.

ITEM 1A.   RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On August 13, 2007, the SEC declared our Form SB-2 registration statement effective (SEC File no. 333-145049) allowing us to sell 1,000,000 shares of common stock minimum, 2,000,000 shares of common stock maximum at an offering price of $0.10 per share. There was not underwriter involved in our public offering. On December 3, 2007 we completed our public offering by issuing 2,000,000 shares of our common stock and raising $200,000. As of the date of this report, we have used all of the funds raised through our public offering.

ITEM 3.   DEFAULTS UPON SENIOR SECUITIES.

None.

ITEM 4.   (REMOVED AND RESERVED)

ITEM 5.   OTHER INFORMATION.

On February 8, 2011, the Company arranged to borrow another $25,000 from CRG Finance AG. The loan is due upon demand and compounds interest at 10.0% per annum. As of February 15, 2011, the Company has received $15,000 of the total $25,000 loan. A copy of the loan agreement is filed hereto as Exhibit 10.2.

ITEM 6.   EXHIBITS.

The following documents are included herein:

Exhibit No.   Document Description

10.1   Bill of Sale

10.2   Loan Agreement with CRG Finance AG

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 22nd day of February, 2011.

RIVERDALE MINING INC.

BY: <u>VLADIMIR VASKEVICH</u>

Vladimir Vaskevich, President, Principal Executive Officer, Treasurer, Principal Financial Officer and Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>VLADIMIR VASKEVICH</u>
Name: Vladimir Vaskevich
Title: President, Chief Executive Officer,
               Principal Executive Officer and Director
Dated: February 22, 2011

<u>MIKHAIL RACHKOVSKI</u>
Name: Mikhail Racthkovski
Title: Director
Dated: February 22, 2011

EXHIBIT INDEX

Exhibit No.   **Document Description**

10.1   Bill of Sale

10.2   Loan Agreement with CRG Finance AG

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.

32.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).